# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

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# FORM 8-K

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**Current Report**

**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**Date of Report (Date of earliest event reported): March 14, 2003**



# Charter Communications, Inc.
*(Exact name of registrant as specified in its charter)*

**Delaware**
*(State or Other Jurisdiction of Incorporation or Organization)*

**000-27927**                                                **43-1857213**

*(Commission File Number)*                    *(I.R.S. Employer Identification Number)*

**12405 Powerscourt Drive**
**St. Louis, Missouri   63131**
*(Address of principal executive offices including zip code)*

**(314) 965-0555**
*(Registrant's telephone number, including area code)*

**Not Applicable**
*(Former name or former address, if changed since last report)*

**ITEM 5. OTHER ITEMS**

Ralph G. Kelly, Senior Vice President and Treasurer, resigned from his position March 14, 2003 to pursue other career interests.

Eloise Schmitz, Vice President of Finance and Acquisitions, has assumed interim responsibility until a permanent replacement is named.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications, Inc. has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

**CHARTER COMMUNICATIONS, INC.,**
**Registrant**

Dated: March 18, 2003

By: /s/ Steven A. Schumm
Name: Steven A. Schumm
*Title: Executive Vice President and Chief Administrative Officer and interim Chief Financial Officer (Principal Financial Officer)*